Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

July 30, 2019

Fresenius Medical Care on track to achieve full-year targets after solid second quarter

•                      Underlying business development in line with expectations

•                      Continued strong organic revenue growth

•                      Healthy growth in the U.S. dialysis business

•                      Negative effect from ESCOs, based on recent reports for prior plan years

•                      Increasing earnings growth momentum expected

•                      Outlook 2019 confirmed

Rice Powell, Chief Executive Officer of Fresenius Medical Care, said: “We have delivered a solid second quarter with continued strong organic revenue growth. Net income in our underlying dialysis business developed in line with our expectations. We are confident to accelerate earnings growth over the second half of the year toward achieving our full-year targets. Due to ongoing delays in reconciliation of generated savings in the value-based ESCO pilot program and differing views with regard to the measurement mechanisms, it is prudent to adjust the rate of savings we applied to accrue revenues and earnings. While views differ on the magnitude of savings generated, it is clear that we have realized meaningful savings in the ESCO pilot as well as other value-based arrangements. We moved quickly and maintained tremendous focus since 2014. We are uniquely positioned with our vast experience to impact cost and quality of care in kidney disease. We remain committed to value-based care.”

Key figures (IFRS)(1)

	Q2	Q2	Growth	Growth	H1	H1	Growth	Growth
EUR million	2019	2018	yoy	yoy, cc	2019	2018	yoy	yoy, cc
Revenue	4,345	4,214	3%	0%	8,478	8,189	4%	-1%
Revenue adjusted(1)	4,284	3,956	8%	5%	8,409	7,680	9%	5%
Operating income (EBIT)	521	1,401	-63%	-65%	1,058	1,898	-44%	-47%
EBIT adjusted(1)	491	558	-12%	-17%	1,042	1,064	-2%	-7%
Net income(2)	254	994	-74%	-76%	525	1,273	-59%	-61%
Net income adjusted(1),(2)	279	308	-9%	-14%	597	604	-1%	-6%
Basic EPS (EUR)	0.84	3.24	-74%	-76%	1.72	4.15	-59%	-61%
EPS adjusted(1)	0.92	1.01	-9%	-14%	1.96	1.97	-1%	-5%

cc = at constant currency, EPS = earnings per share

The effect of the reduction in patient attribution and a decreasing savings rate for ESCOs, based on recent reports for prior plan years in Q2 2019 was: revenue EUR -41 million (EUR -38 million cc), EBIT EUR -41 million (EUR -38 million cc) and net income EUR -26 million (EUR -24 million cc).

Home dialysis strategy reinforced by President Trump’s Executive Order

Fresenius Medical Care continues to achieve an increase in the number of treatments being carried out in the home setting in North America. The investments in training facilities, education and distribution are important areas of investments this year. Concurrently, the company is investing around EUR 100 million in 2019 as part of the Cost Optimization Program to optimize its US services footprint. The company´s execution of its home strategy is additionally supported by the Executive Order on Advancing Kidney Health. Fresenius Medical Care has intensified its initiatives to promote home dialysis, improve access to transplants, and develop value-based care models for chronic kidney disease patients.

Continued strong organic growth

Revenue in the second quarter 2019 increased by 3% to EUR 4,345 million (stable at constant currency). Organic growth continued to be strong at 4%. Adjusted for the Q2 2018 revenue contribution from Sound Inpatient Physicians (“Sound”, divested effective end of Q2 2018) as well as the impact from the IFRS 16 implementation and the revenue contribution from NxStage, revenue increased by 8% (+5% at constant currency).

Health Care Services revenue increased by 2% to EUR 3,455 million (-2% at constant currency). Growth was constrained by missing revenue from the divested Sound activities and closed or sold clinics. Growth in same market treatments (volume growth), acquisitions and increases in organic revenue per treatment had a positive impact. Health Care Products

(1)  For a detailed reconciliation, please refer to the table at the end of the press release

(2)  Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA revenue increased by 7% to EUR 890 million (+6% at constant currency), mainly driven by higher sales of home hemodialysis products (supported by the acquisition of NxStage), products for acute care treatments, peritoneal dialysis products, and renal pharmaceuticals, partially offset by lower sales of machines as a result of changes in the accounting treatment for sale-leaseback transactions due to the IFRS 16 implementation and in EMEA lower sales of dialyzers.

In the first half 2019, revenue increased by 4% to EUR 8,478 million (-1% at constant currency). Excluding the effects from Sound, the IFRS 16 implementation and NxStage, revenue was up by 9% (+5% at constant currency). Organic growth was 5%. Health Care Services revenue grew by 3% (-2% at constant currency). Health Care Products revenue increased by 7% (+5% at constant currency).

In the second quarter 2019 total EBIT decreased by 63% to EUR 521 million (-65% at constant currency), resulting in an operating income margin of 12.0% (compared to 33.3% in the previous year). The strong result in the previous year was driven by the gain related to divestitures of Care Coordination activities. On an adjusted basis, EBIT decreased by 12% to EUR 491 million (-17% at constant currency) and operating income margin decreased from 14.1% to 11.5% driven by higher personnel expense and the reduction in patient attribution and a decreasing savings rate for ESCOs, based on recent reports for prior plan years (“ESCO effect”).

In the first half 2019, EBIT decreased by 44% to EUR 1,058 million (-47% at constant currency). Adjusted for the effects described above, EBIT decreased by 2% (-7% at constant currency).

Net income(2) decreased by 74% to EUR 254 million (-76% at constant currency) in the second quarter 2019. On an adjusted basis, net income(2) decreased by 9% (-14% at constant currency).

Based on approximately 303.5 million shares (weighted average number of shares outstanding), basic earnings per share (EPS) decreased by 74% to EUR 0.84 (-76% at constant currency). On an adjusted basis, basic EPS amounted to EUR 0.92, representing a decrease of 9% (-14% at constant currency).

Strong Dialysis Care Growth

In the second quarter 2019 North America revenue, which represents 70% of total revenue, increased by 3% to EUR 3,061 million (-3% at constant currency). Organic growth in North America was 4%. Health Care Services revenue increased by 1% to EUR 2,789 million (-5% at constant currency). Dialysis Care revenue increased by 13% (6% at constant currency) to EUR 2,511 million. The growth was mainly due to increases in same market treatments (volume growth), increases in organic revenue per treatment, and contributions from acquisitions, partially offset by the effect of closed or sold clinics. Same-market treatment growth in the US again accelerated and reached 4.1%. Care Coordination revenue decreased by 47% to EUR 278 million (-50% at constant currency), mainly due to the divestiture of Sound in the previous year.

Key figures North America

	Q2	Q2		growth	H1	H1		growth
EUR million	2019	2018	growth	cc	2019	2018	growth	cc
Revenue	3,061	2,971	3%	-3%	5,948	5,746	4%	-3%
Revenue adjusted	3,000	2,713	11%	4%	5,879	5,237	12%	5%
EBIT	429	1,286	-67%	-68%	801	1,648	-51%	-54%
EBIT adjusted	404	443	-9%	-14%	795	814	-2%	-8%
EBIT margin adjusted	13.5%	16.3%	—	—	13.5%	15.6%	—	—

The numbers in the table include the ESCO effect.

In the U.S., the average revenue per treatment increased by USD 4 to 358 USD (+1%). The development was mainly attributable to higher utilization of oral based ancillaries and an increase in the ESRD PPS base rate, partially offset by lower revenue from commercial payors.

Cost per treatment in the U.S., adjusted for the implementation of IFRS 16, increased from USD 289 to USD 297. This increase was largely driven by higher personnel expense as well as increased costs for occupancy and health care supplies.

Health care product revenue increased by 29% to EUR 272 million (+21% at constant currency), driven by higher sales of home hemodialysis products supported by the NxStage acquisition, renal pharmaceuticals and peritoneal dialysis products, partially offset by lower sales of machines as a result of changes in the accounting treatment for sale-leaseback transactions due to the IFRS 16 implementation.

Total EBIT of the North America segment decreased by 67% to EUR 429 million (-68% at constant currency). The strong results in the previous year were mainly driven by the gain related to the divestiture of Care Coordination activities. The operating income margin sequentially improved from 12.9% in the first quarter 2019 to 14.0% in the second quarter of 2019. The dialysis operating income margin decreased period over period by 1.7 percentage points to 15.4%. This was driven by higher personnel expense, the integration and operational costs associated with NxStage and the prior year income attributable to a consent agreement on certain pharmaceuticals, partially offset by higher utilization of oral based ancillaries with favorable margins and a positive effect from the IFRS 16 implementation.

In the first half 2019, North America revenue increased by 4% to EUR 5,948 million (-3% at constant currency). Adjusted for the H1 2018 revenue contribution from Sound  as well as the impact from IFRS 16 and NxStage, revenue grew by 12% (5% at constant currency). Mainly driven by the gain related to divestitures of Care Coordination activities in the previous year as well as higher personnel expenses, integration and operational costs associated with NxStage and the ESCO effect, partially offset by higher utilization of oral based ancillaries with favorable margins, the operating income margin decreased from 28.7% in the first half 2018 to 13.5% in the first half 2019.

As of the end of June 2019, the company was treating 208,019 patients (+4%) at its 2,583 clinics (+6%) in North America. Dialysis treatments increased by 4%.

In the second quarter 2019 EMEA revenue decreased by 1% to EUR 648 million (stable at constant currency), driven by a positive business development in Health Care Services, offset by lower sales of Health Care Products. Health Care Service revenue increased by 6% (+7% at constant currency) as a result of growth in same market treatments, contributions from acquisitions, and increases in organic revenue per treatment, partially offset by the effect of closed or sold clinics. Health Care Product revenue decreased by 7% (-7% at constant currency). Dialysis product revenue decreased by 7% (-7% at constant currency) due to lower sales of dialyzers, bloodlines, hemodialysis solutions and concentrates and machines mainly in North Africa and the Middle East.

Non-Dialysis product revenue decreased by 8% to EUR 17 million (-8% at constant currency) from EUR 18 million.

EBIT decreased by 8% to EUR 96 million (-8% at constant currency). The EBIT margin was 14.9% in the second quarter 2019, a decrease of 1.2% from the second quarter 2018, mainly driven by lower product sales, an unfavorable impact from an inventory revaluation, higher personnel expense in certain countries and unfavorable foreign currency transaction effects, partially offset by higher other income related to a favorable outcome in a legal proceeding, a favorable impact from acquisitions  and a positive effect from the IFRS 16 implementation.

In the first half 2019, EMEA revenue increased by 1% (+2% at constant currency) to EUR 1,301 million, while EBIT of EUR 235 million was up by 9% (+10% at constant currency). The improved profitability was mainly driven by a reduction of a contingent consideration liability related to Xenios in the first quarter of 2019.

As of the end of June 2019, the company was treating 65,871 patients (+4%) at its 783 dialysis clinics (+3%) in the EMEA region. Dialysis treatments increased by 4%.

In the second quarter 2019 Asia-Pacific revenue increased by 8% to EUR 458 million (+7% at constant currency), driven by a positive business development in both Health Care Services and Health Care Products. Organic growth was 7%. Health Care Services revenue increased by 10% to EUR 210 million (+7% at constant currency). Dialysis Care revenue increased by 8% to EUR 153 million (+4% at constant currency), mainly as a result of growth in same market treatments and contributions from acquisitions, partially offset by missing contributions from closed or sold clinics and a decrease in organic revenue per treatment. Care Coordination revenue increased by 16% to EUR 57 million (+15% at constant currency). The revenue growth was driven by contributions from acquisitions and organic revenue growth. Health Care Product revenue increased by 7% (+7% at constant currency) resulting from increased sales of dialyzers, products for acute care treatments, bloodlines, hemodialysis solutions and concentrates as well as machines.

An important area of investments of Fresenius Medical Care in 2019 is the expansion of production capacities and the ramp up of the dialysis services business in China to capture the growing demand in the country with the most dialysis patients worldwide. As part of the 2019 investment initiatives this impacts, as expected, the earnings growth in the region.

EBIT decreased by 11% (-12% at constant currency) to EUR 69 million. The resulting operating income margin was 15.1% (Q2 2018: 18.4%) due to an unfavorable impact from growth in lower margin businesses and unfavorable foreign currency transaction effects, partially offset by a positive effect from the IFRS 16 implementation.

In the first half 2019, Asia-Pacific revenue increased by 9% to EUR 886 million (+6% at constant currency). Operating income increased by 8% to EUR 164 million (+6% at constant currency).

As of the end of June 2019, the company was treating 31,845 patients (+4%) at its 399 clinics (+4%) in the Asia-Pacific region. Dialysis treatments increased by 4%.

In the second quarter 2019 Latin America revenue increased by 5% to EUR 172 million (+26% at constant currency). Organic growth was 24%. Health Care Services revenue increased by 2% to EUR 121 million (+28% at constant currency). The increase at constant currency was mainly a result of increases in organic revenue per treatment, contributions from acquisitions and growth in same market treatments, partially offset by the effect of closed or sold clinics.

Health Care Product revenue increased by 14% (20% at constant currency), mainly driven by increased sales of machines, peritoneal dialysis products, hemodialysis solutions and concentrates.

EBIT decreased by 47% to EUR 6 million (-81% at constant currency). The operating income margin was 3.4% (Q2 2018: 6.8%). The decline was mainly driven by hyperinflation in Argentina.

In the first half 2019, Latin America revenue was stable at EUR 334 million (an increase of 20% at constant currency). Operating income decreased by 32% (-49% at constant currency) to EUR 17 million. The operating income margin decreased from 6.8% to 3.4%, mainly driven by hyperinflation in Argentina.

As of the end of June 2019, the company was treating 33,815 patients (+7%) at its 231 clinics (-1%) in the Latin America region. Dialysis treatments increased by 5%.

Net interest expense increased in the second quarter by 35% to EUR 114 million (+30% at constant currency). The increase was primarily due to the IFRS 16 implementation and a higher debt level, partially offset by the replacement of high interest bearing senior notes repaid in 2018 by debt instruments at lower interest rates. Income tax expense significantly decreased by 65% to EUR 92 million for the second quarter of 2019, which translates into an effective tax rate of 22.7% (Q2 2018: 19.8%), driven by the prior year impacts from the gain related to the divestiture of Care Coordination activities as well as favorable implications of the US Tax Reform.

Strong cash-flow development

In the second quarter 2019 the company generated EUR 852 million of operating cash flow (Q2 2018: EUR 656 million). This corresponds to 19.6% of revenue (Q2 2018: 15.6%). The increase was largely driven by the IFRS 16 implementation leading to a reclassification of the repayment portion of rent to financing activities. The number of days sales outstanding (DSOs) improved to 77 days (June 30, 2018: 82 days). Free cash flow (net cash used in operating activities, after capital expenditures, before acquisitions and investments) amounted to EUR 559 million (Q2 2018: EUR 429 million). Free cash flow was 12.9% of revenue (Q2 2018: 10.2%).

Outlook confirmed(4),(5)

For 2019, Fresenius Medical Care expects adjusted revenue to grow between 3% and 7% and adjusted net income(2) to develop in the range of -2% to 2%.

For 2020, Fresenius Medical Care expects adjusted revenue as well as adjusted net income to grow at a mid to high single digit rate.

In order to make the business performance in the respective periods comparable these targets as well as the 2018 base are and will be adjusted for items such as: FCPA related charges, the IFRS 16 implementation, the contributions from Sound in the first half 2018, the gain (loss) related to divestitures of Care Coordination activities and expenses for the implementation of the cost optimization program. All effects from the acquisition of NxStage Medical Inc. are excluded from the targets for 2019 and 2020.

Number of employees increased

As of June 30, 2019, Fresenius Medical Care had 119,631 employees (full-time equivalents) worldwide, compared to 111,263 employees as of June 30, 2018. This increase of 8% was mainly attributable to the NxStage acquisition.

Conference call

Fresenius Medical Care will host a conference call to discuss the results of the second quarter today at 3:30 p.m. CEDT / 9:30 a.m. EDT. Details will be available on the company’s website www.freseniusmedicalcare.com in the “Investors/Events” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF-files for a complete overview of the results for the second quarter 2019.

Fresenius Medical Care is the world’s leading provider of products and services for individuals with renal diseases of which around 3.4 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,996 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 339,550 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

(4)  Numbers at constant currency

(5)  Reported revenue 2018 of EUR 16,547 million adjusted for Sound H1 2018; reported net income 2018 of EUR 1,982 million adjusted for Sound H1 2018, the gain (loss) related to divestitures of Care Coordination activities and the 2018 FCPA related charge

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Statement of earnings

	Three months ended June 30
				Change
in € million, except share data, unaudited	2019	2018	Change	at cc

Health Care Services	3,455	3,385	2.1%	-1.8%
Health Care Products	890	829	7.4%	6.0%
Revenue	4,345	4,214	3.1%	-0.3%
Revenue adjusted	4,284	3,956	8.3%	4.8%

Costs of revenue	3,014	2,910	3.6%	0.4%
Gross profit	1,331	1,304	2.0%	-1.8%
Selling, general and administrative	802	715	12.2%	9.0%
(Gain) loss related to divestitures of Care Coordination activities	(11)	(833)	-98.6%	-98.7%
Research and development	41	38	9.0%	6.9%
Income from equity method investees	(22)	(17)	36.1%	35.7%
Operating income (EBIT)	521	1,401	-62.8%	-64.7%
Operating income (EBIT) adjusted	491	558	-12.1%	-16.7%

Interest expense, net	114	85	35.0%	29.6%
Income before taxes	407	1,316	-69.1%	-70.8%
Income tax expense	92	261	-64.7%	-66.7%
Net income	315	1,055	-70.2%	-71.8%
Net income attributable to noncontrolling interests	61	61	-0.5%	-6.1%
Net income(1)	254	994	-74.5%	-75.9%
Net income(1) adjusted	279	308	-9.4%	-14.3%

Weighted average number of shares	303,456,178	306,355,571

Basic earnings per share	€0.84	€3.24	-74.2%	-75.6%
Basic earnings per share adjusted	€0.92	€1.01	-8.5%	-13.5%

In percent of revenue
Operating income (EBIT)	12.0%	33.3%
Operating income (EBIT) adjusted	11.5%	14.1%

(1) Attributable to shareholders of FMC-AG & Co. KGaA

For a reconciliation of adjusted figures, please refer to the table at the end of the press release.

Statement of earnings

	Six months ended June 30
				Change
in € million, except share data, unaudited	2019	2018	Change	at cc

Health Care Services	6,773	6,594	2.7%	-2.0%
Health Care Products	1,705	1,595	6.9%	5.2%
Revenue	8,478	8,189	3.5%	-0.6%
Revenue adjusted	8,409	7,680	9.5%	5.2%
Costs of revenue	5,881	5,682	3.5%	-0.4%
Gross profit	2,597	2,507	3.6%	-0.8%
Selling, general and administrative	1,518	1,393	8.9%	4.7%
(Gain) loss related to divestitures of Care Coordination activities	(11)	(820)	-98.6%	-98.7%
Research and development	75	70	7.3%	5.1%
Income from equity method investees	(43)	(34)	23.5%	23.1%
Operating income (EBIT)	1,058	1,898	-44.3%	-46.9%
Operating income (EBIT) adjusted	1,042	1,064	-2.0%	-6.8%

Interest expense, net	222	168	32.5%	26.6%
Income before taxes	836	1,730	-51.7%	-54.1%
Income tax expense	193	345	-44.1%	-46.7%
Net income	643	1,385	-53.6%	-55.9%
Net income attributable to noncontrolling interests	118	112	4.9%	-1.8%
Net income(1)	525	1,273	-58.8%	-60.7%
Net income(1) adjusted	597	604	-1.1%	-5.8%
Weighted average number of shares	305,048,922	306,404,051

Basic earnings per share	€1.72	€4.15	-58.6%	-60.5%
Basic earnings per share adjusted	€1.96	€1.97	-0.6%	-5.4%
In percent of revenue
Operating income (EBIT)	12.5%	23.2%
Operating income (EBIT) adjusted	12.4%	13.9%

(1) Attributable to shareholders of FMC-AG & Co. KGaA

For a reconciliation of adjusted figures, please refer to the table at the end of the press release.

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended June 30		Six months ended June 30
in € million, unaudited	2019	2018	2019	2018

Operating performance on an adjusted basis

Revenue	4,345	4,214	8,478	8,189
IFRS 16 Implementation	18		40
NxStage operations	(79)		(109)
Sound (1)		(258)		(509)
Revenue adjusted	4,284	3,956	8,409	7,680

Operating income (EBIT)	521	1,401	1,058	1,898
IFRS 16 Implementation	(30)		(48)
NxStage operations	4		16
NxStage costs	4		20
Cost optimization costs	3		7
Sound (1)		(10)		(14)
(Gain) loss related to divestitures of Care Coordination activities	(11)	(833)	(11)	(820)
Operating income (EBIT) adjusted	491	558	1,042	1,064

Net income(2)	254	994	525	1,273
IFRS 16 Implementation	10		28
NxStage operations	19		33
NxStage costs	3		15
Cost optimization costs	2		5
Sound (1)				5
(Gain) loss related to divestitures of Care Coordination activities	(9)	(686)	(9)	(674)
Net income(2) adjusted	279	308	597	604

(1) Contribution of Sound Physicians

(2) Attributable to shareholders of FMC-AG & Co. KGaA